This a joint filing made on behalf of Massachusetts Mutual Life Insurance Company ("MassMutual") and Babson Capital Management LLC ("Babson Capital"). MassMutual, a Massachusetts corporation, may be deemed to be deemed to own beneficially and indirectly 19,258, 775 shares of Common Stock held in one or more advisory accounts and private investment funds. Babson Capital, a Delaware limited liability company, acts as investment adviser to these advisory accounts and private investment funds, and in such capacities may also be deemed to be the beneficial owner of the 19,258, 775 shares.

On December 10, 2010, MassMutual entered into an Exchange Agreement (the "Exchange Agreement") with Jefferies Capital Partners IV, L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC and NovaStar Financial, Inc. (the "Company"), pursuant to which MassMutual agreed to exchange on June 23, 2011 1,050,000 shares of the Company's 9.00% Series D1 Mandatory Convertible Preferred Stock, par value $0.01 ("Series D Preferred Stock") for 18,581,000 shares of the Company's Common Stock, par value $0.01 per share ("Common Stock") and $688,500 in cash. The 1,050,000 shares of Series D Preferred Stock exchanged by MassMutual under the Exchange Agreement were originally acquired by MassMutual pursuant to the terms of a Securities Purchase Agreement dated July 16, 2007 among MassMutual, Jefferies Capital Partners IV, L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC and the Company. On June 23, 2011, Jefferies Capital Partners IV, L.P. received 16,132,891 shares of the
Company's Common Stock in connection with the Exchange Agreement.   MassMutual
owns limited partnership interests in Jefferies Capital Partners IV, L.P.

On October 6, 2011, Jefferies Capital Partners IV, L.P. executed a pro rata in-kind distribution of the Company's Common Stock to its limited partners (the "Jefferies IV Distribution"). MassMutual received 464,525 shares of the Company's Common Stock in connection with the Jefferies IV Distribution.

As of December 14, 2011, MassMutual also owned 213,250 shares of Common Stock acquired in the ordinary course of business.